Exemption # 82-34728

08000675

SUPPL

GREAT-WEST
LIFECO INC.

RELEASE

TSX:GWO

Great-West Lifeco to release fourth quarter 2007 results

Winnipeg, Feb. 4, 2008 . . . Great-West Lifeco Inc. will release its fourth quarter 2007 financial results on February 14, 2008.

The results will be discussed in a conference call and audio webcast hosted by company management at 3:30 p.m. (EST) on February 14, 2008.

PROCESSED
FEB 14 2008
THOMSON FINANCIAL

The one-hour call can be accessed by calling the following numbers:

- Participants in the Toronto area: 416-406-6419
- Participants from North America: 1-888-575-8232
- Participants from Overseas: Dial international access code first, then 800-9559-6849

The analyst slide presentation will be accessible on Great-West Lifeco's website following the release of the fourth quarter results, along with a printer-friendly version of the slide presentation, at this location:
http://www.greatwestlifeco.com/english/presentations/02_14_08.html

A replay of the call will be available from February 14, 2008 until February 21, 2008 and can be accessed by calling 1-800-408-3053 or 416-695-5800 in Toronto (passcode: 3250823#). The archived webcast will be available from approximately 7:00 p.m. (EST) on February 14, 2008 until February 14, 2009 on Great-West Lifeco's website at this location:
http://www.greatwestlifeco.com/english/presentations/02_14_08.html

Great-West Lifeco Inc. (TSX:GWO) is a financial services holding company with interests in the life insurance, health insurance, retirement savings, investment management and reinsurance businesses. The Corporation has operations in Canada, the United States, Europe and Asia through The Great-West Life Assurance Company, London Life Insurance Company, The Canada Life Assurance Company, Great-West Life & Annuity Insurance Company and Putnam Investments, LLC. Lifeco and its companies have approximately $400 billion in assets under administration, and are members of the Power Financial Corporation group of companies.

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For more information contact:
Marlene Klassen, APR
Assistant Vice-President, Communication Services
(204) 946-7705